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                                                                       EXHIBIT 3

 ARCO Chemical Company
      3801 West Chester Pike                                      LOGO
      Newtown Square, Pennsylvania 19073-2387


     Marvin O. Schlanger
     President and
     Chief Executive Officer
                                                                  June 24, 1998

Dear ARCO Chemical Company Stockholder:

  I am writing to inform you that on June 18, 1998, ARCO Chemical Company ("ARCO Chemical") entered into a merger agreement with Lyondell Petrochemical Company ("Lyondell") and Lyondell Acquisition Corporation, a wholly owned subsidiary of Lyondell ("Purchaser"), which provides for the acquisition by Lyondell of all of the outstanding shares of ARCO Chemical by means of a cash tender offer and a subsequent merger.

  As the first step of this acquisition, Purchaser is making a cash tender offer for all outstanding shares of ARCO Chemical's common stock at a price of $57.75 per share, net to the seller in cash. Subject to certain conditions, Purchaser and ARCO Chemical will be merged subsequent to the completion of the tender offer, and the remaining outstanding shares will be converted into the right to receive $57.75 per share.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF ARCO CHEMICAL'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT EACH STOCKHOLDER ACCEPT THE TENDER OFFER AND TENDER HIS OR HER SHARES.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Company's financial advisor, to the effect that, as of the date of the merger agreement, the consideration to be received by ARCO Chemical's stockholders pursuant to the offer and the merger is fair to the minority stockholders (that is, stockholders other than Atlantic Richfield Company, which holds 80.1% of ARCO Chemical's outstanding shares on a fully diluted basis) from a financial point of view.

  In addition to the attached Schedule 14D-9, also enclosed with this letter is Purchaser's Offer to Purchase, dated June 24, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your shares. The Offer to Purchase and the Letter of Transmittal set forth in detail the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

  If you desire assistance in completing the Letter of Transmittal or tendering your shares, please call Georgeson & Company Inc., the Information Agent for the tender offer, collect at (212) 440-9800 or call toll-free at 1-800-223-2064.

                                          Very truly yours,

                                          /s/ Marvin O. Schlanger
                                          Marvin O. Schlanger